UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

REPSOL YPF, S.A.
(Name of Issuer)

ordinary shares, nominal value €1.00 each
(Title of Class of Securities)

76026T205
(CUSIP Number)

James H. Bathon Banco Santander Central Hispano, S.A. c/o Banco Santander Central Hispano, S.A., New York Branch 45 East 53rd Street New York, NY 10022 (212) 350-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1 , 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -l(f) or 240.13d -l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76026T205	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Banco Santander Central Hispano, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,583,036
	8	SHARED VOTING POWER 9,098,527
	9	SOLE DISPOSITIVE POWER 41,583,036
	10	SHARED DISPOSITIVE POWER 9,098,527
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,681,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.151%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 76026T205	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Banco Español de Crédito, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,409,449
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,409,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,409,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.607%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 76026T205	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Santander Investment Bolsa S.V.S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 308,126
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 308,126
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 308,126
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.025%
14	TYPE OF REPORTING PERSON (See Instructions) CO

     This, Amendment No. 1 (the “Amendment”) amends the Schedule 13-D originally filed by Banco Santander Central Hispano, S.A., a Spanish sociedad anonima (“Santander”), and the other filing persons identified therein (the “Reporting Persons”) with the Securities and Exchange Commission (“SEC”) on October 20, 2006 (the “Statement” and, as amended, the “Schedule 13D/A”) with respect to ordinary shares, nominal value €1.00 each (the “Shares”), of Repsol YPF, S.A., a Spanish sociedad anonima (the “Issuer”). Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Statement.

     Item 4. Purpose of Transaction

     Item 4 of the Statement is hereby amended by adding the following to the end of the disclosures set forth therein:

     Between October 25, 2006 and November 1, 2006 Sacyr early terminated total equity swaps with Santander relating to 18,000,000 Shares of the Issuer.Concurrently with such terminations, Santander sold in the open market a total of 18,000,000 Shares it was holding to hedge such swap transactions. As a result, Santander now owns 31,000,000 Shares of the Issuer or 2.539% of its Share Capital, in connection with such hedging activities.

     In addition, Santander owns 10,583,036 Shares of the Issuer and Santander’s subsidiaries, Banco Español de Crédito, S.A., Santander Seguros y Reaseguros, CIA Aseguradora S.A., Santander Investment Bolsa S.V.S.A., and Cartera Mobiliaria, S.A. SICAV own 9,098,527 Shares of the Issuer, in each case acquired in the course of proprietary trading activities and transactions on behalf of clients. These amounts reflect net purchases by the Reporting Persons of 4,131,115 Shares in connection with such activities and transactions during the period of October 25, 2006 to November 1, 2006.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO SANTANDER CENTRAL HISPANO, S.A.

November 2, 2006

Date

/s/ Juan Guitard

Signature

Juan Guitard / Executive Vice President

(Name/Title)

BANCO ESPAÑOL DE CREDITO, S.A.

November 2, 2006

Date

/s/ Jose Maria Puro Morales

Signature

Jose Maria Puro Morales / Subdirector General

(Name/Title)

SANTANDER SEGUROS Y REASEGUROS, CIA ASEGURADORA, S.A.

November 2, 2006

Date

/s/ Arturo Palomero

/s/ Hector Calvo

Signature

Arturo Palomero / Apoderado

Hector Calvo / CEO

(Name/Title)

SANTANDER INVESTMENT BOLSA, S.V.S.A.

November 2, 2006

Date

/s/ Gabriel Alvarez de Toledo

Signature

Gabriel Alvarez de Toledo / CEO

(Name/Title)

CARTERA MOBILIARIA, S.A. SICAV

November 2, 2006

Date

/s/ Gonzalo Milans

Signature

Gonzalo Milans / Chairman

(Name/Title)

TRANSACTIONS IN SHARES OF THE ISSUER SINCE OCTOBER 20, 2006

     All of the purchases of Shares set forth below were made by Santander since October 25, 2006:

Date of Transaction		Number of Shares
(Day/Month/Year)	Buy/Sell	Purchased	Nature of Purchase	Price Per Share

25/10/2006	Buy	5,000	Open Market	25.73

25/10/2006	Buy	13,000	Open Market	25.73

25/10/2006	Buy	50,000	Open Market	25.65

25/10/2006	Buy	20,000	Open Market	25.64

25/10/2006	Buy	50,000	Open Market	25.62

25/10/2006	Buy	12,400	Open Market	25.62

25/10/2006	Buy	16,000	Open Market	25.60

25/10/2006	Buy	30,000	Open Market	25.49

25/10/2006	Sell	-5,000	Open Market	25.73

25/10/2006	Sell	-13,000	Open Market	25.73

25/10/2006	Sell	-12,400	Open Market	25.62

25/10/2006	Sell	-5,000,000	Open Market	25.58

25/10/2006	Sell	-1,780	Open Market	25.55

25/10/2006	Sell	-5,520	Open Market	25.55

25/10/2006	Sell	-200	Open Market	25.55

25/10/2006	Sell	-100	Open Market	25.55

25/10/2006	Sell	-100	Open Market	25.55

25/10/2006	Sell	-100	Open Market	25.55

25/10/2006	Sell	-100	Open Market	25.55

25/10/2006	Sell	-100	Open Market	25.55

25/10/2006	Sell	-20,000	Open Market	25.51

25/10/2006	Sell	-2,674	Open Market	25.48

25/10/2006	Sell	-6,505	Open Market	25.48

25/10/2006	Sell	-821	Open Market	25.48

25/10/2006	Equity loan	-10,000	Open Market	n.a.

26/10/2006	Buy	16,932	Open Market	25.80

26/10/2006	Buy	15,000	Open Market	25.73

26/10/2006	Sell	-5,000,000	Open Market	25.76

26/10/2006	Equity loan	1,700,000	Open Market	n.a.

27/10/2006	Buy	25,000	Open Market	26.20

27/10/2006	Buy	25,000	Open Market	26.11

27/10/2006	Buy	25,000	Open Market	26.00

27/10/2006	Buy	16,932	Open Market	26.00

27/10/2006	Buy	25,000	Open Market	25.94

27/10/2006	Sell	-40,000	Open Market	26.55

Date of Transaction		Number of Shares
(Day/Month/Year)	Buy/Sell	Purchased	Nature of Purchase	Price Per Share

27/10/2006	Sell	-20,000	Open Market	26.50

27/10/2006	Sell	-20,000	Open Market	26.24

27/10/2006	Sell	-1,000,000	Open Market	26.00

27/10/2006	Equity loan	2,000,000	Open Market	n.a.

30/10/2006	Buy	12,000	Open Market	26.00

30/10/2006	Buy	8,465	Open Market	25.85

30/10/2006	Sell	-12,000	Open Market	26.00

30/10/2006	Sell	-25,398	Open Market	25.96

30/10/2006	Sell	-4,000,000	Open Market	25.93

30/10/2006	Sell	-503	Open Market	25.86

30/10/2006	Sell	-2,252	Open Market	25.86

30/10/2006	Sell	-245	Open Market	25.81

30/10/2006	Sell	-2,000	Open Market	25.81

30/10/2006	Sell	-2,324	Open Market	25.80

30/10/2006	Sell	-2,676	Open Market	25.80

31/10/2006	Buy	200,000	Open Market	26.00

31/10/2006	Buy	25,398	Open Market	26.00

31/10/2006	Buy	4,000	Open Market	25.95

31/10/2006	Buy	19,000	Open Market	25.95

31/10/2006	Buy	11,000	Open Market	25.94

31/10/2006	Sell	-5,000	Open Market	26.00

31/10/2006	Sell	-5,000,000	Open Market	25.99

31/10/2006	Sell	-8,466	Open Market	25.95

31/10/2006	Sell	-4,000	Open Market	25.95

1/11/2006	Buy	50,000	Open Market	25.95

1/11/2006	Buy	30,000	Open Market	25.95

1/11/2006	Sell	-3,000,000	Open Market	25.97

1/11/2006	Sell	-16,932	Open Market	25.93

     All of the purchases of Shares set forth below were made by Banco Español De Crédito S.A. since October 25, 2006:

Date of Transaction		Number of Shares
(Day/Month/Year)	Buy/Sell	Purchased	Nature of Purchase	Price Per Share

10/25/2006	Buy	5,486	Open Market	25.46

10/25/2006	Buy	37,652	Open Market	25.48

10/25/2006	Buy	44,000	Open Market	25.49

10/25/2006	Buy	86,181	Open Market	25.50

10/25/2006	Buy	44,000	Open Market	25.51

Date of Transaction		Number of Shares
(Day/Month/Year)	Buy/Sell	Purchased	Nature of Purchase	Price Per Share

10/25/2006	Buy	30,000	Open Market	25.52

10/25/2006	Buy	20,462	Open Market	25.53

10/25/2006	Buy	19,729	Open Market	25.55

10/25/2006	Buy	148,000	Open Market	25.60

10/25/2006	Buy	38,000	Open Market	25.61

10/25/2006	Buy	35,000	Open Market	25.65

10/25/2006	Sell	90,000	Open Market	25.48

10/25/2006	Sell	12,000	Open Market	25.50

10/25/2006	Sell	15,000	Open Market	25.58

10/26/2006	Buy	40,000	Open Market	25.75

10/26/2006	Sell	7,000	Open Market	25.74

10/26/2006	Sell	32,100	Open Market	25.80

10/27/2006	Buy	6,200	Open Market	25.95

10/27/2006	Buy	7,700	Open Market	25.96

10/27/2006	Buy	37,305	Open Market	25.97

10/27/2006	Buy	10,000	Open Market	25.99

10/27/2006	Buy	80,000	Open Market	26.00

10/27/2006	Buy	28,500	Open Market	26.14

10/27/2006	Sell	74,483	Open Market	26.15

10/27/2006	Sell	3,517	Open Market	26.16

10/27/2006	Sell	8,000	Open Market	26.19

10/27/2006	Sell	12,000	Open Market	26.20

10/27/2006	Sell	15,000	Open Market	26.28

10/27/2006	Sell	34,001	Open Market	26.30

10/27/2006	Sell	5,000	Open Market	26.31

10/27/2006	Sell	999	Open Market	26.32

10/27/2006	Sell	10,000	Open Market	26.33

10/27/2006	Sell	5,600	Open Market	26.35

10/27/2006	Sell	50,000	Open Market	26.55

10/27/2006	Sell	50,000	Open Market	26.60

10/30/2006	Buy	7,300	Open Market	25.85

10/30/2006	Buy	25,000	Open Market	25.87

10/30/2006	Buy	10,000	Open Market	25.92

10/30/2006	Buy	25,000	Open Market	25.94

10/30/2006	Buy	28,000	Open Market	25.95

10/30/2006	Buy	50,000	Open Market	25.96

10/30/2006	Sell	80,000	Open Market	25.80

10/30/2006	Sell	25,000	Open Market	25.88

Date of Transaction		Number of Shares
(Day/Month/Year)	Buy/Sell	Purchased	Nature of Purchase	Price Per Share

10/30/2006	Sell	11,000	Open Market	25.92

10/30/2006	Sell	2,000	Open Market	25.97

10/30/2006	Sell	10,000	Open Market	25.98

10/30/2006	Sell	20,000	Open Market	26.00

10/30/2006	Sell	5,700	Open Market	26.04

10/31/2006	Buy	5,300	Open Market	25.88

10/31/2006	Buy	30,274	Open Market	25.98

10/31/2006	Buy	30,000	Open Market	26.00

10/31/2006	Sell	62,000	Open Market	25.94

10/31/2006	Sell	5,700	Open Market	25.97

10/31/2006	Sell	27,000	Open Market	25.98

10/31/2006	Sell	32,909	Open Market	26.00

10/31/2006	Sell	5,000	Open Market	26.01

11/1/2006	Buy	191,000	Open Market	25.91

11/1/2006	Buy	40,000	Open Market	25.93

11/1/2006	Buy	30,000	Open Market	25.94

     All of the purchases of Shares set forth below were made by Santander Investment Bolsa, S.V.S.A. since October 25, 2006:

Date of Transaction		Number of Shares
(Day/Month/Year)	Buy/Sell	Purchased	Nature of Purchase	Price Per Share

10/25/2006	Buy	2,000	Open Market	25.45

10/25/2006	Buy	3,000	Open Market	25.46

10/25/2006	Buy	25,085	Open Market	25.47

10/25/2006	Buy	59,733	Open Market	25.48

10/25/2006	Buy	114,000	Open Market	25.49

10/25/2006	Buy	203,463	Open Market	25.50

10/25/2006	Buy	54,000	Open Market	25.51

10/25/2006	Buy	4,000	Open Market	25.52

10/25/2006	Buy	14,000	Open Market	25.53

10/25/2006	Buy	10,000	Open Market	25.54

10/25/2006	Buy	95,000	Open Market	25.54

10/25/2006	Buy	164,292	Open Market	25.55

10/25/2006	Buy	179,446	Open Market	25.56

10/25/2006	Buy	2,500	Open Market	25.57

10/25/2006	Buy	519,896	Open Market	25.57

10/25/2006	Buy	90,008	Open Market	25.58

10/25/2006	Buy	25,000	Open Market	25.59

Date of Transaction		Number of Shares
(Day/Month/Year)	Buy/Sell	Purchased	Nature of Purchase	Price Per Share

10/25/2006	Buy	30,000	Open Market	25.60

10/25/2006	Buy	35,000	Open Market	25.61

10/25/2006	Buy	115,077	Open Market	25.62

10/25/2006	Buy	312,000	Open Market	25.63

10/25/2006	Buy	1,280	Open Market	25.64

10/25/2006	Buy	260,000	Open Market	25.64

10/25/2006	Buy	20,000	Open Market	25.65

10/25/2006	Buy	50,000	Open Market	25.66

10/25/2006	Buy	25,000	Open Market	25.70

10/25/2006	Sell	10,000	Open Market	25.54

10/25/2006	Sell	2,500	Open Market	25.57

10/25/2006	Sell	2,400,000	Open Market	25.58

10/25/2006	Sell	1,280	Open Market	25.61

10/26/2006	Buy	1,652	Open Market	25.65

10/26/2006	Buy	3,000	Open Market	25.69

10/26/2006	Buy	35,720	Open Market	25.70

10/26/2006	Buy	29,288	Open Market	25.71

10/26/2006	Buy	112,923	Open Market	25.72

10/26/2006	Buy	412,044	Open Market	25.73

10/26/2006	Buy	40,000	Open Market	25.74

10/26/2006	Buy	510,000	Open Market	25.74

10/26/2006	Buy	1,370,891	Open Market	25.75

10/26/2006	Buy	701,942	Open Market	25.76

10/26/2006	Buy	451,644	Open Market	25.77

10/26/2006	Buy	25,500	Open Market	25.78

10/26/2006	Buy	32,436	Open Market	25.79

10/26/2006	Buy	84,534	Open Market	25.80

10/26/2006	Buy	31,426	Open Market	25.81

10/26/2006	Sell	3,000	Open Market	25.70

10/26/2006	Sell	40,000	Open Market	25.75

10/26/2006	Sell	3,800,000	Open Market	25.76

10/27/2006	Buy	300,000	Open Market	26.00

10/27/2006	Buy	1,700,000	Open Market	26.03

10/27/2006	Buy	962	Open Market	26.14

10/27/2006	Sell	2,000,000	Open Market	26.05

10/27/2006	Sell	962	Open Market	26.18

10/30/2006	Buy	3,300,000	Open Market	25.93

10/30/2006	Buy	383	Open Market	25.95

Date of Transaction		Number of Shares
(Day/Month/Year)	Buy/Sell	Purchased	Nature of Purchase	Price Per Share

10/30/2006	Buy	5,000	Open Market	26.00

10/30/2006	Sell	3,300,000	Open Market	25.93

10/30/2006	Sell	383	Open Market	25.95

10/30/2006	Sell	5,000	Open Market	26.00

10/31/2006	Buy	15,000	Open Market	25.84

10/31/2006	Buy	17,250	Open Market	25.85

10/31/2006	Buy	30,000	Open Market	25.86

10/31/2006	Buy	25,000	Open Market	25.87

10/31/2006	Buy	90,000	Open Market	25.88

10/31/2006	Buy	35,000	Open Market	25.89

10/31/2006	Buy	78,697	Open Market	25.90

10/31/2006	Buy	38,000	Open Market	25.94

10/31/2006	Buy	150,000	Open Market	25.95

10/31/2006	Buy	2,026	Open Market	25.96

10/31/2006	Buy	367,781	Open Market	25.97

10/31/2006	Buy	469	Open Market	25.98

10/31/2006	Buy	88,324	Open Market	25.98

10/31/2006	Buy	20,000	Open Market	25.99

10/31/2006	Buy	180,000	Open Market	25.99

10/31/2006	Buy	750,000	Open Market	26.00

10/31/2006	Buy	632,922	Open Market	26.01

10/31/2006	Sell	3,386	Open Market	25.98

10/31/2006	Sell	2,500,000	Open Market	25.98

10/31/2006	Sell	14,300	Open Market	25.99

10/31/2006	Sell	469	Open Market	26.00

11/1/2006	Buy	61,993	Open Market	25.90

11/1/2006	Buy	10,000	Open Market	25.91

11/1/2006	Buy	74,598	Open Market	25.92

11/1/2006	Buy	162,729	Open Market	25.93

11/1/2006	Buy	260,402	Open Market	25.94

11/1/2006	Buy	204,345	Open Market	25.95

11/1/2006	Buy	139,359	Open Market	25.96

11/1/2006	Buy	286,296	Open Market	25.97

11/1/2006	Buy	380,283	Open Market	25.98

11/1/2006	Buy	500,000	Open Market	25.99

11/1/2006	Buy	446,695	Open Market	26.00

11/1/2006	Buy	250,000	Open Market	26.01

11/1/2006	Buy	15,000	Open Market	26.03

Date of Transaction		Number of Shares
(Day/Month/Year)	Buy/Sell	Purchased	Nature of Purchase	Price Per Share

11/1/2006	Buy	8,300	Open Market	26.04

11/1/2006	Sell	2,800,000	Open Market	25.98

11/1/2006	Sell	5,700	Open Market	25.99